SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Dade Behring Holdings, Inc.
(Name of Subject Company)
Dade Behring Holdings, Inc.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share,
including the preferred share purchase rights attached thereto
(Title of Class of Securities)

23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois 60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher
Andrew E. Nagel
William B. Sorabella
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Dade Behring Holdings, Inc., a Delaware corporation (“Dade Behring” or the “Company”), relating to the tender offer made by Belfast Merger Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Siemens”), which is in turn an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (“Siemens AG”), disclosed in a Tender Offer Statement on Schedule TO, dated August 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company at a purchase price of $77.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated August 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     The Schedule 14D-9 is hereby supplemented and/or amended as provided below.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Employment and Severance Agreements with Executive Officers” of Item 3 of the Schedule 14D-9:
     For a description of amendments of certain of these agreements approved by the Dade Behring Board on August 17, 2007, see “Retention and Incentive Programs” below.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the text under the subheading “Retention and Incentive Programs” of Item 3 of the Schedule 14D-9:
     On August 17, 2007, the Dade Behring Board approved amendments to the Chief Executive Officer (“CEO”) employment agreement and approved amendments to the Executive Severance Agreement entered into between the Company and each other Named Executive Officer. The amendments provide for retention and incentive payments that implement the retention arrangements provided for in the Merger Agreement and are contingent upon the occurrence of the closing of the Merger as well as the Named Executive Officer relinquishing certain change in control severance rights under the existing agreements. The amendments to the CEO employment agreement provide for a Retention Payment of $4,136,000 payable on the first anniversary of the closing of the Merger and a Long Term Incentive Payment of $3,500,000 payable on the first anniversary of the closing of the Merger (provided the closing occurs by August 23, 2008). Amendments to Executive Severance Agreements provide for Retention Payments and Long Term Incentive Payments under similar terms for the Chief Operating Officer of €1,908,000 and €916,150; for the Chief Financial Officer of $1,645,000 and $1,000,000; for the Chief Strategy and Technology Officer of $1,800,000 and $1,100,000; and for the Senior Vice President and General Counsel of $1,522,500 and $800,000 respectively. Although the payments are generally conditioned upon the Named Executive Officer remaining employed by the Company through the first anniversary of the closing of the Merger, the payments will also generally be made if the Named Executive Officer’s employment is terminated by the Company without cause or by the Named Executive Officer for good reason prior to such date. The foregoing description is qualified in its entirety by reference to the amendment to the CEO employment agreement and the form of amendment for other Named Executive Officers, copies of which are filed as exhibits (e)(12) and (e)(13), respectively, to this Schedule 14D-9 and are herein incorporated by reference.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subheading and text immediately following the text under the subheading “Projected Financial Information” and before the subheading “Appraisal Rights” of Item 8 of the Schedule 14D-9:
  Extension of Offer
     On September 5, 2007, Siemens AG issued a press release announcing that Purchaser had extended the Expiration Date of the Offer to 12:00 Midnight, New York City time, on Wednesday, September 26, 2007. The Offer previously had been scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, September 5, 2007. Siemens AG announced that the Depositary had advised Purchaser that, as of 4:00 p.m., New York City time, on September 5, 2007, a total of 39,128,122 Shares had been validly tendered and not withdrawn from the Offer. The Offer remains subject to the terms and conditions set forth in the Offer to Purchase and other related materials filed by Siemens and Purchaser with the SEC. A copy of the press release is filed as Exhibit (a)(1)(P) hereto and is incorporated herein by reference.
     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by amending the Information Statement incorporated by reference therein by replacing the second sentence of the second paragraph under the subheading “Purchaser Designees” in Annex I to the Schedule 14D-9 with the following text:
     The Company has been advised that, to the best knowledge of Siemens and Purchaser, none of the officers and directors of Siemens, Purchaser and their affiliates listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, except that Siemens has informed the Company pursuant to an amendment of the Schedule TO that the following listed persons beneficially own or have purchased the shares of the Common Stock set forth next to their names during the past 60 days: Dr. Josef Ackerman (1,003,338 shares) and Jerry I. Speyer (1,505 shares). Siemens and Purchaser have been advised that Deutsche Bank AG and certain affiliates are the record owners of the shares of the Common Stock that may be deemed to be beneficially owned by Dr. Ackerman by reason of his position as the Chairman of the Management Board of Deutsche Bank AG. Siemens and Purchaser have been advised that the shares of the Common Stock beneficially owned by Mr. Speyer were acquired through an account managed on behalf of Mr. Speyer by a broker authorized to invest on his behalf and that Mr. Speyer was not involved in this investment decision-making. Mr. Speyer was not aware of the proposed transaction with the Company as of the dates on which the shares were acquired on his behalf.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first two sentences of the second paragraph under the subheading “Antitrust - HSR Act” of Item 8 of the Schedule 14D-9 with the following text:

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     Siemens and Purchaser filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer on September 7, 2007. On that date, the waiting period with respect to the Offer and the Merger commenced and will expire on September 24, 2007, unless earlier terminated by the FTC and the Antitrust Division, the 15 day period is restarted through a “pull and refile” procedure, or Siemens and Purchaser receive requests for additional information and documentary material.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(1)(P)	Press Release issued by Siemens AG, dated September 5, 2007 (incorporated by reference to Exhibit (a)(9) of the Amendment No. 2 to Schedule TO filed by Siemens AG on September 5, 2007).

(e)(12)	Amendment to Amended and Restated Employment Agreement between James Reid-Anderson and Dade Behring Inc., dated August 22, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dade Behring Holdings, Inc. on August 23, 2007).

(e)(13)	Form of Executive Severance Agreement Amendment (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Dade Behring Holdings, Inc. on August 23, 2007).

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DADE BEHRING HOLDINGS, INC.

	By:	/s/ John M. Duffey

	Name:	John M. Duffey
	Title:	Chief Financial Officer
Dated: September 11, 2007

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